FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Lithium Americas (Argentina) Corp. ("Lithium Argentina" or the "Company") 300 - 900 West Hastings Street, Vancouver, BC V6C 1E5

Item 2 Date of Material Change

August 16, 2024

Item 3 News Release

A news release was disseminated on August 16, 2024 via GlobeNewswire and subsequently filed on SEDAR+.

Item 4 Summary of Material Change

On August 16, 2024, the Company completed the previously announced agreement (see news release dated March 5, 2024) (the "Transaction") with a subsidiary of Ganfeng Lithium Co. Ltd ("Ganfeng Lithium"), whereby Ganfeng Lithium acquired USD$70 million in newly issued shares of Proyecto Pastos Grandes S.A. ("PGCo"), the Company's wholly-owned Argentinian subsidiary holding the Pastos Grandes project (the "Project") in Salta, Argentina, representing a 14.9% interest in PGCo and the Project.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On August 16, 2024, the Company completed the Transaction with Ganfeng Lithium, whereby Ganfeng Lithium acquired USD$70 million in newly issued shares of PGCo, the Company's wholly-owned Argentinian subsidiary holding the Project in Salta, Argentina, representing a 14.9% interest in PGCo and the Project.

Proceeds from the Transaction will be allocated to the advancement of the Company's lithium projects in Argentina, including the reduction of the short- term debt of the Caucharí-Olaroz (as defined below) tied to start-up and working capital.

The Project is an advanced stage lithium brine project acquired by the Company in early 2022 with the acquisition of Millennial Lithium Inc. The Project is in the same basin as the Sal de la Puna project (together, the "Pastos Grandes Basin"), adjacent to Ganfeng Lithium's Pozuelos-Pastos Grandes project ("PPG") and 100 km from the operating Caucharí-Olaroz project ("Caucharí-Olaroz") jointly owned and operated by Lithium Argentina and Ganfeng Lithium.

The Company and Ganfeng Lithium are advancing a regional development plan for PPG and the Pastos Grandes Basin with results of feasibility study expected around the end of 2024.

In connection with the Transaction, Lithium Argentina, certain of its subsidiaries (the "Lithium Argentina Parties") and Ganfeng Lithium Co. Ltd and its subsidiary (the "Ganfeng Lithium Parties", and together with the Lithium Argentina Parties, the "Parties") entered into a shareholders' agreement (the "Shareholders' Agreement") that, among other terms, provides for limited rights and obligations as between the Parties, including the following: (i) from the closing date until December 31, 2024, a standstill on the sale of an interest in PGCo or the Project; (ii) through to December 31, 2025, enhanced consent rights in favour of the Ganfeng Lithium Parties in respect of operational matters, as well as a right of first refusal in favour of the Ganfeng Lithium Parties over a sale of an interest in PGCo at the same valuation as that applicable to the Transaction (with the Lithium Argentina Parties having a right of first refusal over a sale by the Ganfeng Lithium Parties of the 14.9% interest); (iii) through to December 31, 2025, a right in favour of the Ganfeng Lithium Parties to acquire an aggregate 50% interest in the Project upon a change of control of Lithium Argentina by subscribing for share capital of PGCo in consideration for an incremental cash subscription price of $330 million; (iv) until December 31, 2025, an obligation to obtain consent of the Parties for any offtake agreement in respect of the Project; and (v) from January 1, 2025 to September 30, 2025, an enhanced 'tag-along' right of the Ganfeng Lithium Parties to include its interest along with a sale by the Lithium Argentina Parties of their interest in PGCo, and to realize a portion of the consideration that would otherwise be payable to the Lithium Argentina Parties upon such sale in addition to the equivalent proportionate consideration payable for the interest of the Ganfeng Lithium Parties (after such period the "tag along right" will survive but will only include the proportionate consideration).

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Sam Pigott

President and Chief Executive Officer
300 - 900 West Hastings Street
Vancouver, British Columbia V6C 1E5
ir@lithium-argentina.com

Item 9 Date of Report

August 26, 2024

FORWARD-LOOKING INFORMATION

This report contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking information"). These statements relate to future events or the Company's future performance. All statements, other than statements of historical fact, may be forward-looking information. Forward-looking information generally can be identified by the use of words such as "seek," "anticipate," "plan," "continue," "estimate," "expect," "may," "will," "project," "predict," "propose," "potential," "targeting," "intend," "could," "might," "should," "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this report contains forward-looking information, including, without limitation, with respect to the following matters or the Company's expectations relating to the anticipated use of proceeds from the Transaction; the anticipated benefits of the Transaction; and the preparation and completion of a regional development plan and feasibility study for the Pastos Grandes Basin and PPG.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company's control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above, the Company has made assumptions regarding, among other things: the ability the Company and Ganfeng Lithium to prepare and complete the regional development plan for the Pastos Grandes Basin and PPG; the Company's ability to operate in a safe and effective manner; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Argentina; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the impact of increasing competition in the lithium business, and the Company's competitive position in the industry; general economic conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company's operations; the impact of unknown financial contingencies, including litigation costs, on the Company's operations; gains or losses, in each case, if any, from short- term investments in Argentine bonds and equities; estimates of and unpredictable changes to the market prices for lithium products; development and construction costs for the Company's projects, and costs for any additional exploration work at the projects; uncertainties inherent to estimates of Mineral Resources and mineral reserves, including whether mineral resources not included in mineral reserves will be further developed into mineral reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities; the Company's ability to obtain additional financing on satisfactory terms or at all; the ability to develop and achieve production at any of the Company's mineral exploration and development properties; the impact of inflationary and other conditions on the Company's business and global mark; and accuracy of development budget and construction estimates.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. The Company's actual results could differ materially from those anticipated in any forward-looking information as a result of risk factors, including, without limitation, the risk that the proceeds of the Transaction will not be used as contemplated; risk that the benefits of the Transaction will not be realized as anticipated, or at all; risk that the Company and Ganfeng Lithium will not be able to prepare and complete a regional development plan for the Pastos Grandes Basin and PPG as contemplated, or at all; and other risks factors contained in the Company's latest annual information form ("AIF"), management information circular, management's discussion and analysis and other continuous disclosure documents (collectively, "Company Disclosure Documents"), all of which are available on SEDAR+.

All forward-looking information contained in this report is expressly qualified by the risk factors set out in the Company Disclosure Documents. Such risk factors are not exhaustive. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this report is expressly qualified in its entirety by this cautionary statement. Additional information about the above-noted assumptions, risks and uncertainties is contained in the Company Disclosure Documents, all of which are available on SEDAR+ at www.sedarplus.ca.